UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission file number: 001-39360

SKILLFUL CRAFTSMAN EDUCATION

TECHNOLOGY LIMITED

Floor 4, Building 1, No. 311, Yanxin Road

Huishan District, Wuxi

Jiangsu Province, PRC 214000

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒          Form 40-F  ☐

EXPLANATORY NOTE

On July 21, 2023, Skillful Craftsman Network Technology (Wuxi) Limited (“Craftsman Wuxi”), a wholly owned subsidiary of Skillful Craftsman Education Technology Limited (the “Company”), Wuxi Talent Home Information Technology Co., Ltd. (“Talent Home”) and certain shareholders of Talent Home (the “Shareholders”) entered into an Amendment Agreement (“Amendment Agreement”) to the Equity Transfer Agreement, which was originally entered by the parties on January 28, 2022 and supplemented by a Supplementary Agreement on February 23, 2022.

Pursuant to the Amendment Agreement, parties agreed that: (i) the cash transfer price that has been paid by Craftsman Wuxi shall be used as investment in Talent Home for 35% of all equity interest of Talent Home; (ii) the Shareholders will not transfer any of their equity interest of Talent Home to Craftsman Wuxi; and (iii) all the ordinary shares issued by the Company to the Shareholders as a part of the purchase price stipulated in the original Equity Transfer Agreement shall be returned to the Company for cancellation.

A copy of the Amendment Agreement is attached as Exhibit 99.1 to this current report on Form 6-K. The foregoing summary of the terms of the Amendment Agreement is subject to, and qualified in its entirety by Amendment Agreement, which is incorporated herein by reference.

Exhibit 99.1 to this current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 of the Company (File No. 333-259498) to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Amendment Agreement to Equity Transfer Agreement dated July 21, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED
(Registrant)

By:	/s/ Xiaofeng Gao
Name:	Xiaofeng Gao
Title:	Chairman of the Board of Directors and Co-Chief Executive Officer

Date: July 27, 2023